UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Infinity Augmented Reality, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

00400G100

(CUSIP Number)

Eyal Ben David, Adv.

Berkovitz 4, 18th Floor (Museum Tower), Tel-Aviv, Israel

+972 77 564 6039

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00400G100	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Singulariteam Fund II LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,324,313[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,324,313[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%[2]
14.	TYPE OF REPORTING PERSON (see instructions) PN

1 Represents 14,324,313 shares of Common Stock, par value $0.00001 per share (the “Common Stock”) of Infinity Augmented Reality, Inc. (the “Issuer”) issuable upon conversion of the Series B Preferred Stock, par value $0.00001 per share (the “Series B Preferred Stock”), all of which are held directly by Singulariteam Fund II LP pursuant to a Series B Preferred Stock purchase agreement entered into with the Issuer, subject to the proviso that the Issuer shall in the future designate such Series B Preferred Stock, which such series has not, as of the date hereof, been designated or issued. Currently, the holdings are denominated in convertible Promissory Notes (the “Notes”) of the Issuer.

2 The percentages reported in this Schedule 13D are based upon 110,123,545 shares of Common Stock outstanding as of April 14, 2015 (according to the Quarterly Report on Form 10-Q, filed by the Issuer with the Securities and Exchange Commission on April 14, 2015).

CUSIP No. 00400G100	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Singulariteam GP II PTE Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,324,313[3]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,324,313[3]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,324,313[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%[2]
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

3 Represents 14,324,313 shares of Common Stock of the Issuer, issuable upon conversion of the Series B Preferred Stock, all of which are held directly by Singulariteam Fund II LP, of which Singulariteam GP II PTE Ltd is the general partner. The holdings were acquired pursuant to a Series B Preferred Stock purchase agreement entered into between Singulariteam Fund II LP and the Issuer, subject to the proviso that the Issuer shall in the future designate such Series B Preferred stock, which such series has not ,as of the date hereof, been designated or issued. Currently, the holdings are denominated in Notes of the Issuer.

CUSIP No. 00400G100	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Moshe Hogeg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,374,308[4]
	8.	SHARED VOTING POWER 35,406,027[5]
	9.	SOLE DISPOSITIVE POWER 27,374,308[4]
	10.	SHARED DISPOSITIVE POWER 35,406,027[5]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,406,027[6]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%[2]
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

4 Represents 450,000 shares of the Issuer’s Common Stock held directly by Mr. Hogeg, (ii) options to purchase 12,599,995 shares of Common Stock held by Mr. Hogeg, exercisable within 60 days, and (iii) 14,324,313 shares of Common Stock, issuable upon conversion of Series B Preferred Stock, all of which are held directly by Singulariteam Fund II LP, pursuant to a Series B Preferred Stock purchase agreement entered into between Singulariteam Fund II LP and the Issuer, subject to the proviso that the Issuer shall in the future designate such Series B Preferred Stock, which such series has not, as of the date hereof, been designated or issued. Currently, the holdings are denominated in Notes of the Issuer. All of the above shares are beneficially owned by Mr. Hogeg.

5 Represents: (i) the aggregate amounts specified in footnote 4; and (ii) 4,000,000 shares of Issuer's Common Stock issuable upon conversion of Issuer’s convertible debentures and warrants to purchase up to an additional 4,000,000 shares of Issuer’s Common Stock, all of which are held directly by Singulariteam Fund LP, and together with shares issuable in respect of accrued interest, are convertible into an aggregate of 8,031,719 newly designated Series A Preferred Stock which have not, as of the date hereof, been designated or issued. All of the above shares are beneficially owned by Mr. Hogeg.

6 See footnotes 4 and 5 above. Does not include options to purchase 7,500,005 shares of Common Stock held by Mr. Hogeg which are not exercisable within 60 days.

CUSIP No. 00400G100	13D	Page 5 of 10 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”) of Infinity Augmented Reality, Inc. (f/k/a Absolute Life Solutions, Inc.), a Nevada corporation (“Infinity AR” or the “Issuer”). Infinity AR’s principal executive offices are located at 228 Park Ave. S #61130, New York, NY 10003-1502.

Item 2.  Identity and Background.

Singulariteam Fund II LP

(a) This Schedule 13D is being filed on behalf of Singulariteam Fund II LP, a New Zealand limited partnership (“Singulariteam Fund II”) Singulariteam GP II PTE Ltd., a Singapore limited liability company and the General Partner of Singulariteam Fund II (“Singulariteam GP II”) and Moshe Hogeg (“Mr. Hogeg”; collectively, the “Reporting Persons”). This filing is being made by the Reporting Persons to reflect the purchase by Singulariteam Fund II of Notes of the Issuer which, by their terms are convertible into 14,324,313 shares of Issuer’s Common Stock, as more fully described in Item 3 hereof. These securities are held directly by Singulariteam Fund II. Singulariteam GP II is the general partner of Singulariteam Fund II and may be deemed to beneficially own such shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares held by Singulariteam GP II as general partner of Singulariteam Fund II. Mr. Hogeg may be deemed to beneficially own such shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by virtue of the sole voting and dispositive power over the shares granted to him by Singulariteam GP II.

(b) The business address of Singulariteam Fund II is c/o Anchor Trustees, Level 15, West Plaza Building, 1-3 Albert Street, Auckland, New Zealand.

(c) The principal business of Singulariteam Fund II is investments.

(d) During the past five years, Singulariteam Fund II has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Singulariteam Fund II has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable

Singulariteam GP II PTE Ltd

(a) This Schedule 13D is being filed on behalf of Singulariteam GP II PTE Ltd, a Singapore corporation (“Singulariteam GP II”), the general partner of Singulariteam Fund II.

(b) The business address of Singulariteam GP II is 8 Burn Road # 07-07 Trivex Singapore 369977.

(c) The principal business of Singulariteam GP II is to act as general partner of Singulariteam Fund II.

(d) During the past five years, Singulariteam GP II has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Singulariteam GP II has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

Moshe Hogeg

(a) This Schedule 13D is being filed on behalf of Mr. Hogeg, a natural person. Mr. Hogeg is the Principal Partner & Chairman of Singulariteam Fund II LP and a member of the Board of Directors of Singulariteam GP II PTE Ltd. For additional information with respect to the other securities of Issuer’s included in this Report and over which Mr. Hogeg has sole and shared voting and dispositive power, please refer to the amended Schedule 13D filed on even date hereof by Singulariteam Fund LP, a New Zealand limited partnership and other reporting persons, including Mr. Hogeg.

CUSIP No. 00400G100	13D	Page 6 of 10 Pages

(b) The business address of Mr. Hogeg is Berkovitz 4, 18 Floor (Museum Tower), Tel-Aviv, 6423806, Israel.

(c) The principal business of Mr. Hogeg is CEO of Mobli Media, Inc., Principal Partner & Chairman of Singulariteam Fund II LP and a member of the Board of Directors of Singulariteam GP II PTE Ltd (as well as the Managing Partner & Chairman of Singulariteam Fund LP and a member of the Board of Directors of Singulariteam GP PTE Ltd.).

(d) During the past five years, Mr. Hogeg has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Hogeg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Hogeg is a citizen of the state of Israel.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to the executive officers and directors of the Reporting Persons (if any)

Singulariteam Fund II LP:

Name	Position	Business Address	Country of Citizenship

Moshe Hogeg	Principal Partner & Chairman	Berkovitz 4, 18 Floor (Museum Tower), Tel-Aviv, Israel	Israel

Singulariteam GP II PTE Ltd:

Name	Position	Business Address	Country of Citizenship

Moshe Hogeg	Director	Berkovitz 4, 18 Floor (Museum Tower), Tel-Aviv, Israel	Israel

Kalaranee D/O Krishnasamy	Director	126 Aljunied Road #02-06, Singapore 380126	Singapore

M.Sambasivam		204 Marsiling Drive #12-192, Singapore 730204	Singapore

Item 3.  Source or Amount of Funds or Other Consideration.

As described below, the securities to which this Schedule 13D relates were issued pursuant to the following past transactions:

Securities held by Singulariteam Fund II

Singulariteam Fund II purchased Notes convertible into 14,324,313 newly designated shares of Series B Preferred Stock, par value $0.00001 per share, for an investment amount of $250,000. The source of the funds for this purchaser were internal working capital.

Mr. Hogeg's Securities7

In connection with the election of Mr. Hogeg to the Issuer's board of directors in October 2013, Mr. Hogeg received 100,000 options as consideration for service on the board. Accordingly, no funds were expended for these securities.

In connection with the election of the Issuers board of directors to appoint Mr. Hogeg to serve as chairman in March 2014, Mr. Hogeg received 20,000,000 options as consideration and thus no funds were used for such purpose.

Mr. Hogeg also owns 450,000 shares of Issuer’s Common Stock which he purchased on the open market.

For additional descriptions of these transactions, please refer to Item 4 below.

Item 4.  Purpose of Transaction.

The Reporting Persons have acquired these securities of the Issuer for long-term investment purposes.

On April 6, 2015, the Issuer entered into a Series B Preferred Share Purchase Agreement, relating to a private placement (the “Private Placement”), initially, of $1,250,000 in principal amount of the Issuer’s convertible notes (the “Notes”) to Singulariteam Fund II, an affiliate of Hogeg, the Chairman of the Board of Directors of the Issuer, Platinum Partners Value Arbitrage Fund, LP, and Sun Corporation of Japan (collectively, the “Investors”). By their terms, the Notes that have been issued to the investors in the Private Placement are convertible into 71,621,565 shares of Series B Preferred Stock, par value $0.00001 per share (the “Series B Preferred Stock”). The Series B Preferred Stock have not, as of the date hereof, been designated or issued. The agreement in the Private Placement provides that upon (and subject to) the filing by the Issuer with the Secretary of State of Nevada of an effective certificate of designation in respect of the Series B Preferred Stock, the Investors have agreed to invest an additional $3,750,000 to purchase 214,864,694 shares of Series B Preferred Stock. It is contemplated that the Notes and the Series B Preferred Stock, as applicable, are convertible to the Issuer’s Common Stock on a 1 for 1 basis.

7. For additional information with respect to the securities held by Singulariteam Fund LP (in which Mr. Hogeg also serves as the Managing Partner & Chairman), please refer to the Amended Schedule 13D filed by Singulariteam Fund LP on even date hereof.

CUSIP No. 00400G100	13D	Page 7 of 10 Pages

Pursuant to the Private Placement, Singulariteam Fund II received Notes convertible into 14,324,313 Series B Preferred Stock upon the designation thereof, for a total purchase price of $250,000. Mr. Hogeg beneficially owns such shares. In addition, upon (and subject to) the designation of the Series B Preferred Stock purchase agreement in the Private Placement and the form of certificate of designations of rights of the Series B Preferred Stock Singulariteam Fund II undertook to invest an additional $750,000 to purchase 42,972,939 shares of Series B Preferred Stock.

For more information regarding the transactions contemplated by the Private Placement, please refer to the Series B Preferred Stock purchase agreement in the Private Placement and the form of certificate of designations of rights of the Series B Preferred Stock attached as exhibits to the Issuer’s Current Report on Form 8-K, filed with the Commission on April 8, 2015.

In addition, on February 2, 2015, the Issuer and certain of its debenture holders and stockholders, including Singulariteam Fund LP, of which Mr. Hogeg is the principal partner and chairman, and their affiliates representing a majority of the Issuer’s outstanding voting equity securities entered into a definitive agreement (the “Master Agreement”) to restructure a portion of the Issuer’s existing debt, provide for the assumption by certain of the stockholders of liabilities arising from the Issuer’s former business and serving as a first step in efforts to effect a recapitalization of the Issuer, causing the Issuer’s reporting obligations and become eligible for suspension and the Issuer’s Common Stock to become eligible for termination of registration. Under the Master Agreement, the Issuer has taken steps necessary in order to reduce the number of record holders of the Issuer’s Common Stock to below 300 holders of record, which would cause the Issuer’s reporting obligations under The Exchange Act of 1934, as amended (the “Exchange Act”) to become eligible for suspension thereunder, and cause the Issuer’s Common Stock to become eligible for termination of registration under of the Exchange Act, including the implementation of a 101-for-1 reverse stock split (the “Reverse Stock Split”) of the Issuer’s outstanding Common Stock immediately followed by a 1-for-101 forward stock split of the Issuer’s outstanding Common Stock (the “Forward Stock Split”). Holders of record of less than one share of Common Stock after the Reverse Stock Split would be cashed out at the rate of $0.15 per pre-split share. Holders of record of more than one share of Common Stock after the Reverse Stock Split will participate in the Forward Stock Split. It is contemplated that upon designation and issuance the Series A Preferred Stock, will be convertible to the Issuer’s Common Stock on a 1 for 1 basis.

Reference is made to the Master Agreement, filed as Exhibit 10.1, and the form of Certificate of Designation of Series A Preferred Stock filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2015, all of which are incorporated herein by reference.

In connection with the transactions described above, one or more of the the Reporting Persons may from time to time acquire additional Common Stock of Issuer in the public market or in privately negotiated transactions in order to implement the purposes thereof.

Additionally, effective March 24, 2014, the Board elected Mr. Hogeg as Chairman of the Board for a term of two years. As the non-executive Chairman of the Board, Mr. Hogeg will continue to also pursue his other business interests. Pursuant to his election as Chairman of the Board, the Board determined that Mr. Hogeg’s compensation will be a grant of options to purchase 20,000,000 shares of Common Stock of the Issuer at an exercise price of $0.01 per share, to be issued under the Issuer's 2014 Equity Incentive Plan (the “2014 Plan”). The options vest over a twenty-four month period in equal monthly installments of 833,333 shares commencing April 30, 2014, and are subject to Mr. Hogeg’s continued service as Chairman of the Board.

Item 5.  Interest in Securities of the Issuer.

(a)-(b):

Number of shares of Common Stock beneficially owned:

Singulariteam Fund II LP	0 shares
Singulariteam GP II PTE Ltd	14,324,313 shares	[9]
Moshe Hogeg	35,406,027 shares	[10]

Percent of class: (The percentage ownership was calculated based on 110,123,545 shares of Common Stock reported by the Issuer to be issued and outstanding as of April 14, 2015, according to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on April 14, 2015).

Singulariteam Fund II LP	11.5%
Singulariteam GP II PTE Ltd	11.5%
Moshe Hogeg	24.4%

CUSIP No. 00400G100	13D	Page 8 of 10 Pages

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Singulariteam Fund II LP	0 shares
Singulariteam GP II PTE Ltd	0 shares
Moshe Hogeg	27,374,308 shares	[11]

(ii)	Shared power to vote or to direct the vote:

Singulariteam Fund II LP	14,324,313 shares	[8]
Singulariteam GP II PTE Ltd	14,324,313 shares	[9]
Moshe Hogeg	35,406,027 shares	[10]

(iii)	Sole power to dispose or to direct the disposition of:

Singulariteam Fund II LP	0 shares
Singulariteam GP II PTE Ltd	0 shares
Moshe Hogeg	27,374,308 shares	[11]

(iv)	Shared power to dispose or to direct the disposition of:

Singulariteam Fund II LP	14,324,313 shares	[8]
Singulariteam GP II PTE Ltd	14,324,313 shares	[9]
Moshe Hogeg	35,406,027 shares	[10]

8 see footnote 1.

9 see footnote 3.

10 see footnote 6.

11 see footnote 4.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the shares of the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable

CUSIP No. 00400G100	13D	Page 9 of 10 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

Mr. Moshe Hogeg is the non-executive Chairman of the Board of Directors of the Issuer.

Mr. Moshe Hogeg is the Principal Partner & Chairman of Singulariteam Fund II and a member of the Board of Directors of Singulariteam GP II (as well as the Managing Partner & Chairman of Singulariteam Fund LP and a member of the Board of Directors of Singulariteam GP PTE Ltd.)12.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies

Item 7.  Material to Be Filed as Exhibits.

Exhibit Number	Description
99.1	Series B Preferred Share Purchase Agreement effective April 6, 2015 and form of Certificate of Designation of Series B Preferred Stock (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2015).

12 For additional information, please refer to the Amended Schedule 13D filed by Singulariteam Fund LP, on even date hereof

CUSIP No. 00400G100	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2015

SINGULARITEAM FUND II LP

By:	Singulariteam GP II PTE Ltd, its general partner
By:	/s/ Moshe Hogeg
Moshe Hogeg
Director and Authorized Signatory

SINGULARITEAM GP II PTE LTD

By:	/s/ Moshe Hogeg
Moshe Hogeg
Director and Authorized Signatory

MOSHE HOGEG

By:	/s/ Moshe Hogeg
Moshe Hogeg